

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 29, 2010

Don Thompson
Abby, Inc.
500 Country Hills Blvd Ne #138
Calgary, Alberta T3K 5K3

      Re: Abby, Inc.
                Registration Statement on Form S-1
                File No. 333-170918
                Filed December 2, 2010

Dear Mr. Thompson:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   Provide complete responses and, where disclosure has changed, indicate precisely where in the marked version of the amendment you file we will find your responsive changes. Similarly, to the extent comments on one section apply to similar disclosure elsewhere, please make corresponding revisions to all affected disclosure. Further, please provide updated disclosure with each amendment. This will minimize the need for us to repeat similar comments. In particular, update the selling shareholder table and your Security Ownership of Certain Beneficial Owners and Management table.

2.   Please be sure to update all information in the prospectus to provide disclosure as of a recent date. For example:
   - on page 6, revise to disclose the number of shares of your common stock issued and outstanding as of a recent date;
   - on page 8, update the following statement: "We have not earned any revenues to date and we have not achieved profitability as of November 30, 2009.";

- update the description of securities starting on page 21;
- on page 29, update the statement "We do not have enough funds to complete our Phase Three or Phase Four programs which we would plan to start in the summer of 2011."; and
- on page 30, update the statement "As at November 30, 2009, we had a cash balance of $ 38,475."

3.   Rule 419 of Regulation C, concerning offerings by blank check companies, defines a blank check company in section (a)(2) as a company issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." See Release No. 33-6932 (April 28, 1992).   Please provide us with an analysis as to why you are not a blank check company and subject to the requirements of Rule 419. In your response, please disclose your specific business plan. Tell us your specific plans, including:

- The experience of your sole officer and directors in executing your business plan of exploring for gas. In this regard, we note that your sole officer and director has had no previous experience in gas exploration or operating a gas exploration company.
- How your sole officer and director became involved with the Westrose property and whether your sole officer and director has visited the Westrose property, or expects to visit the Westrose property in the near future.
- The amount of resources currently on hand, and after this offering.
- The amount of resources you expect to spend in the next 12 months to further your business plan.
- Substantive steps taken in furtherance of a business plan. In this regard, we note that you recently had interests in a property in Thailand but have since abandoned exploration plans with respect to that property without taking any apparent steps in furtherance of your business plan.
- The specific timelines for completing the plan, and the specific circumstances that would cause you to delay.

Alternatively, please revise your disclosure throughout your registration statement to comply with Rule 419.

4.   We note your statement that you are in the business of natural gas exploration. Further, we note that in phase one you anticipate hiring a geologist that will take rock, soil and stream sediment samples which will then be shipped to a laboratory for assay; in phase two, you anticipate conducting sampling (both soil and rock); in phase three you anticipate performing a significant amount of seismic, trenching, mapping, VLF-EM and Magnetometer surveys; and in phase four, you anticipate evaluating the results of phase three in order to get a better understanding of any mineralization on your concession. Please indicate how each of these phases will aid in the exploration of natural gas given that some of the techniques you anticipate are typically used in the exploration of minerals.

5.   We note that throughout your filing, you refer to "officers" and "directors" where, in reality, your company has a single director and officer. Please modify your disclosure to accurately reflect the company and its management.

6.   We note that throughout the filing, you reference Mr. Brian Wilkinson and Mitchell Vestco Inc. interchangeably. For example, we note the disclosure on page 25 indicating that Mitchell Vestco Inc. both sold the property to the company and created the geological report. Please include disclosure throughout the filing indicating the relationship between Mr. Wilkinson and Mitchell Vestco Inc. and the relationship each has with the company.

7.   We note that you purchased an oil & gas lease located in Phetchabun, Thailand on July 17, 2009. Please include disclosure regarding the status of this lease and whether you intend to explore the property.

Prospectus Summary, page 4

8.   You state here and on page 23 that you acquired the Westrose property gas concession option on July 17, 2010 from Mitchel Vestco Inc. for 3,000,000 shares of stock, but your financial statements on page F-19 and elsewhere state that you paid $6,000 in May 2010 and $1,000 in July 2010 for this option, and your financial statements do not reflect a transfer of 3,000,000 shares for the Westrose option. Please revise your accounting or disclosure, as appropriate.

Summary Financial Information, page 7

9.   Please update this section to add your most recent interim financial period.

Risk Factors, page 7

10.   You state here that your current operating funds are estimated to be sufficient to fund Phases 1 and 2 of your exploration activities. However, your filing indicates that these phases will cost $30,522 and your financial statements reflect that you have $1,871 in cash as of August 31, 2010. Please update your discussions throughout your filing for consistency in this regard and to explain how you will fund your exploration activities.

Determination of Offering Price, page 12

11.   With respect to the following sentence, please revise to clarify that the "offering" is the private placement to the selling shareholders that closed on November 30, 2009, not the offering to which this prospectus relates: "We determined the offering price of $0.005 is based on what we found could attract investors to invest in our high risk natural gas exploration company."

Directors, Executive Officers, Promoters and Control Persons, page 19

12.   Please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director at the time that the disclosure was made, in light of the your business and structure. See Item 401(e) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management, page 20

13.   Please ensure that your Security Ownership of Certain Beneficial Owners and Management table includes all shareholders that are beneficial owners of 5% or more of your common stock. In particular, we note that Mr. Brian Wilkinson received 3,000,000 shares of common stock when the company purchased the Petchabun Prospect. Further, we note that the entity, Mitchell Vestco Inc. received 3,000,000 shares of your common stock. Please revive your Security Ownership of Certain Beneficial Owners and Management table to reflect the ownership interests of Mr. Wilkinson and Mitchell Vestco Inc. as persons who hold 5% or more of the outstanding common stock of your company.

Business Development, page 23

14.   You state that Westrose is not yet titled to you and that transferring title is a simple process that takes about two weeks. Please expand your disclosure to explain why title has not yet been transferred to you and when it will be transferred. Also, please explain the legal obligations that Mitchel Vestco Inc. has with regard to transferring title to you and the recourse you have in this regard.

Natural Gas Concession Description, page 26

15.   We note your reference to a subsidiary of the company. Please provide disclosure and file as an exhibit a list of all your subsidiaries. See Item 601(a)(21) of Regulation S-K.

Government Approvals and Regulations, page 27

16.   We note your general reference to existing regulations. Please provide disclosure regarding specific regulation and approvals that must be received by the company prior to engaging in exploration.

Management's Discussion and Analysis, page 29

17.   Please expand your discussions of results of operations and liquidity, as well as other relevant discussion in MD&A and throughout your filing, to address your activities and financial position through your most recent balance sheet date (i.e., August 31, 2010), rather than only at November 30, 2009. For example, the information discussed on page 36 should also be updated.

Risks and Uncertainties, page 32

18.   We note the statement in the first paragraph of page 33, "[f]or example, if the price of gas were to dramatically decline this could make any gas we have on our concession uneconomical to." Please revise to provide a complete statement.

Unaudited Financial Statements for the interim period ended February 28, 2010, page F-9

19.   We note that your balance sheet here is not formatted appropriately, and the weighted average shares outstanding presented on your statements of operations on page F-10 appears to be incorrect. Please correct these problems or omit the interim financial statements for the quarters ended February 28, 2010, and May 31, 2010, since only the most recent interim financial statements are required. Refer to Rule 8-03 of Regulation S-X.

Exhibits

20.   It is unclear whether the Purchase Agreement filed as Exhibit 10.1 was signed. Please file a signed version of the Purchase Agreement.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

         Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Don Thompson
Abby, Inc.
December 29, 2010
Page 6

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Sandy Eisen at (202) 551-3864 or Ethan Horowitz, Branch Chief, at (202) 551-3311 if you have questions regarding comments on the financial statements and related matters. Please contact Douglas Brown at (202) 551-3265, or, in his absence, Anne Nguyen Parker, Branch Chief, at (202) 551-3611, or me at (202) 551-3745 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Jill Arlene Robbins
        (305) 531-1274